Exhibit (g)(2)

THIRD AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is amended and restated as of August 27, 2026, by and between Polen Capital Credit, LLC (the “Adviser”) and Polen Credit Opportunities Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Fund, borrowing costs, interest, dividends, investment-related expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related expenses, and other costs, expenses and liabilities with respect to consummated and unconsummated investments), extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-2), and brokerage commissions, do not exceed the levels described below; and

WHEREAS, effective September 1, 2026, the Adviser wishes to amend and restate the Second Amended and Restated Expense Limitation/Reimbursement Agreement dated August 27, 2025 to extend the term to August 31, 2027.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2027 unless the Board of Trustees of the Fund approves its extension or earlier termination, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Fund, borrowing costs, interest, dividends, investment-related expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related expenses, and other costs, expenses and liabilities with respect to consummated and unconsummated investments), extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) 0.75% as a percentage of the Fund’s average daily net assets (the “Expense Limitation”).

Fee Recovery. The Adviser is entitled to recover, subject to approval by the Board of Trustees of the Fund, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the Fund’s total annual operating expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund’s total annual operating expenses are below the Expense Limitation.

Term. This Agreement shall terminate on August 31, 2027, or at an earlier date upon the discretion of the Board of Trustees of the Fund, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[SIGNATURE PAGE FOLLOWS]

Effective as of the date first set forth above.

Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Name:	Joshua L. McCarthy
Title:	General Counsel

Polen Credit Opportunities Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President

[Signature Page to Expense Limitation Agreement – Polen Capital Credit, LLC]